

TEECCINO

The #1 best-selling and most-loved coffee alternative

Highlights

1 #1 coffee alternative brand with $14.9M trailing twelve months revenue

2 ☕ 100+ million cups served & 10+ million packages sold

3 🚀 4,000 major retailers, including Whole Foods, Sprouts & Wegmans

4 🥄 43% share of the coffee alternative category in speciality grocery

5 📣 Featured in Rolling Stone, Men's Health, Forbes, Goop & Martha Stewart

6 🥇 Outperforms Amazon competitors - 46% better ROAS & 40% higher repeat purchase rate

7 ⭐ Founded by award-winning beverage designer for Yogi Tea & The Republic of Tea

8 💸 We believe we're on clear strategic path to $75M+ in 2027, taking on $670B coffee & tea market

Team



Caroline MacDougall Founder, Creator & CEO

Serial entrepreneur & herbal product innovator. Sourced thousands of herbs globally. Former VP of Purchasing at Celestial Seasonings. Award-winning tea designer for Yogi Tea & Republic of Tea. Co-founder of tech company that IPO'd.





Galen MacDougall Vice President of Sales

Lifelong health enthusiast & sales whiz. Expanded Teeccino sales team to a network of 150+ sales brokers nationwide, growing sales from $2.5M to $13M. Personally served Teeccino to customers at over 500 retailers throughout North America. UCLA BA.





Jerry Isenberg CFO & Chairman of the Board

Entertainment sector entrepreneur. Former COO of Hearst Entertainment Productions. Founded & exited 2 production companies. Former board member at Kayne Anderson MLP Energy Funds. Former Head of Worldwide Production for ABC Movie of the Week. Harvard MBA.

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Chris Linzey National Sales Manager

Grocery industry veteran. 35+ years experience in retail, distribution & manufacturing. Led sales team at Tree of Life, driving $400M in annual sales. Doubled revenue from $15M to $30M at Avalon and Alba before their sale to Hain.





Dar Ringling Controller

Seasoned CFO/Controller at high growth manufacturers and large NPOs. Former Controller, Bragg Live Food Products, and prepared Bragg for a $400M Equity Sale. Certified Management Accountant (CMA) and Certified Financial Manager (CFM). MBA.



Why Teeccino?

#1 Coffee teeccino Alternative



The **coffee alternative** that's just like the real thing – **but better**

Teeccino is on a mission to help millions of people optimize their health. Our coffee alternative blends are proprietary, delicious, and they taste, brew, and *feel* just like the real thing. **Teeccino is the gateway beverage to a healthier, caffeine-free life**—with all the satisfaction and authenticity that coffee and tea drinkers crave.



We're the category leader – and we're just getting started

#1
Coffee alternative brand on Amazon

#1
Coffee alternative brand in natural & specialty grocery

4K+
Grocery retailers including Whole Foods, Sprouts, Wegmans

$50M+

100M+

4B+



Millions love coffee but hate its side effects

Our everyday lives are demanding. Our bodies think so, too:

75% of all doctor visits are stress-related

66% of Americans think it's essential to reduce coffee and caffeine

50% of adults suffer from sleep disorders such as insomnia

40% of adults have digestive disorders

For many, caffeine is a stopgap solution to the demands of daily life. **Millions of people love coffee, but hate the jitters, sleep problems, acidity, and afternoon crash.** Yet they still crave the taste, richness, versatility, routine, and energy of the real thing.

Coffee's side effects cause

66% of all adults

to want to reduce coffee and caffeine:

40% of 40 to 65 year olds

50% of 18 to 39 year olds

Source: National Coffee Association Health and Nutrition Survey, Euromonitor International Voice of the Consumer: Health and Nutrition Survey 2021

Jitters

Stress

Anxiety

Insomnia

Acid Reflux

Afternoon Crash

People are **searching** for a **coffee alternative** that **satisfies** every need

Replacing coffee is a big challenge. Tea is too watery and weak to produce the robust taste a coffee drinker loves. Decaf still has caffeine and is highly acidic. Plus, people are attached to their particular ritual of brewing their morning cup.

Here are the four main needs that a caffeine-free coffee alternative must meet:



Provides roasted, rich, bold flavor	Brews like coffee	Gives a natural energy boost	Relieves acidity


Introducing Teeccino
The caffeine-free coffee alternative that tastes like coffee but feels better for you

Teeccino is a delicious blend of organic herbs like chicory, carob, dandelion and ramón seeds plus fruits and nuts that are roasted and ground to brew like coffee or steep like tea.

All our products contain the highest quality ingredients without any artificial flavors, preservatives, chemicals or stimulants like caffeine and sugar.

A cup of Teeccino brims with many health benefits including natural energy from nutrients, heart-healthy potassium and prebiotic inulin.

Teeccino's all-purpose grind can be brewed in any kind of coffee maker and our tea bags are convenient, easy to use, and preferred by tea customers .

Why is **Teeccino** the **leading** coffee alternative?

Tastes like coffee

Brews like coffee *and* steeps like tea

40 delicious flavors that meet every taste preference

Rich, bold, and satisfying

Organic, gluten-free, & Kosher-certified

Contains naturally occurring prebiotics, potassium, and pinitol

Offers a range of functional health benefits from wellness mushrooms, adaptogenic herbs and prebiotic ingredients

Tea bags contain 3x more herbs than standard tea bags



Teeccino provides **health benefits** that include a real, **natural energy boost** from nutrients, not stimulants

When people quit coffee, one of the hardest challenges they face is fatigue due to their dependency on caffeine for quick energy. After a short period of adaptation, however, thousands of our customers have reported experiencing **more energy than ever before after switching to Teeccino.**


Natural Energy Boost from Teeccino
Pinitol from carob boosts celular energy
More potassium than sports drinks
Prebiotics help stabilize blood sugar
Adaptogens increase endurance

There are 5 major health benefits in every cup of Teeccino:


Health Benefits in every cup of Teeccino:
CAF
ACID
Caffeine Free
Acid Free
Natural Energy Boost
Heart-healthy Potassium
Prebiotic

Teeccino comes in **40+ blends that meet the desires of both coffee and tea drinkers** for a wide variety of flavors, different lifestyle requirements and functional effects.

Teeccino has 5 blend collections:

Maya Blends: Our most coffee-like blends featuring roasted ramón seeds from the Maya Biosphere Reserve.

Mediterranean Blends: Light & medium roasted blends enriched with golden roasted almonds and lightly sweetened with dates & figs.

Dandelion Blends: Certified gluten-free blends with roasted dandelion root blended with super herbs to satisfy a wide variety of taste preferences.

Mushroom Adaptogen Blends: Hot trending blends featuring wellness mushrooms optimally paired with adaptogenic herbs for stress relief and increased immunity.

Prebiotic SuperBoost: Enhanced prebiotic blends with a proprietary supplement of plant-based prebiotic concentrates that promote good gut health.

Teeccino Wellness Collections:

MUSHROOM ADAPTOGEN BLENDS
For immunity

PREBIOTIC SUPERBOOST BLENDS
For gut health

DANDELION BLENDS
For detox and cleanse



Teeccino is positioned to **take on** the **$670B** Coffee and Tea Market



$450B
Coffee

$227B
Organic
Food &
Beverage

**Teeccino is
at the nexus of 4
major growth
markets**

$118B
Functional
Beverages

$220B
Tea

Source: SPINs Natural & Specialty Grocery, Statista, Market Data Forecast, Mordor Intelligence, Food Institute

We pioneered the coffee alternative category - **and it's taking off**

Teeccino is an established brand. Now, as the category experiences explosive growth, **we're ready to become a household name**—one that'll revolutionize the multibillion-dollar coffee and tea market.

We lead the coffee alternative category with powerful omni-channel distribution

4 Primary Sales Channels

GROCERY RETAILERS   DIRECT-TO-CONSUMER   E-COMMERCE   GLOBAL DISTRIBUTION

43% share of the Coffee Alternatives category in Natural & Specialty Grocery

Teeccino.com has experienced 430% growth over the last 5 years

Largest Coffee Alternative brand on Amazon with 905% growth in last 5 years.

Exporting to 6 countries with launch in the UK and EU under progress



Teeccino's **repurchase rate** is **extraordinary**

Teeccino has a **64% repeat purchase rate versus 39% for competitor brands** on Amazon. In addition, over 12% of Teeccino Amazon customers **purchase 10 or more times** per year.

The reason? There's simply nothing else like Teeccino! **Our brand is 'sticky'** because it's so unique and coffee drinkers drink it frequently just like coffee. Plus, Teeccino helps people transform their health!





We're on a **clear strategic path** to **$75M**

A capital injection will
turbocharge revenue to $75M+
$100M
$75M
$50M
$25M
TARGET EXIT ZONE
$25M
$20M
$15M
$10M
$19M
$28M
$40M
$6.04M
$56M
$11.40M
$75M
$16.61M



*Projections; future growth cannot be guaranteed

A **world-class team**
with decades of experience

Teeccino's team is driven by **award-winning coffee and tea veterans** with deep experience in the natural foods industry who are committed to an inspired vision of bringing the health benefits of herbs to everyone's cup.

   

   

Teeccino is led by Caroline MacDougall, **a true pioneer in the herbal and tea industries.** Caroline began her career studying, growing, and importing herbs. As Vice President of Celestial Seasonings, Caroline developed supplier partnerships and imported herbs across 6 continents when she was in her early '20's. She has designed award-winning herbal beverage lines for top tea companies including Yogi Tea, The Republic of Tea and Organic India.

Caroline's inspiration for creating Teeccino came to her in a dream when she was deeply involved in rainforest preservation work in Central America. She awoke after hearing herself say, "The next product I'm going to create is a caffeine-free cappuccino and the name of the product is Teeccino." She began roasting and grinding herbs in her kitchen to create the first herbal beverage to roasting and grinding herbs in her kitchen to create the first herbal beverage to match the rich, roasted flavor of coffee.

Newspaper clip of Caroline's trip to Egypt for Celestial Seasonings at age 21

The **health** of **people** and the **planet** are at the **heart** of everything we do

Teeccino is building a fairer and healthier world, one delicious beverage at a time.

We are committed to maximizing impact in our partner communities, especially for women and smallholder family farmers. Teeccino's trading practices are rooted in best practice ESG standards.

Teeccino's impact includes:

Creating new trade with smallholder farmers in rural communities

Pioneering the harvest of wild, non-timber forest products

Providing income opportunities for women in developing economies

Financing rewilding projects for reforestation

Promoting, fundraising, and donating to environmental NGOs


Ramón Seed harvest in the Maya Biosphere Reserve
Chicory harvest in India
Rewilding projects



The press can't stop talking about us!

Men'sHealth
"Your favorite morning brew, minus the caffeine."

Forbes
"Tasty, calming and comforting."

Parade
"#1 Coffee alternative recommended by Dr. Josh Axe"

RollingStone
"#1 brand of coffee alternatives"

yahoo!
"Can be enjoyed in exactly the same way as you would any cup of joe"

goop
"Great for the coffee drinker reluctant to change routine"

martha stewart
"Smoother, less acidic version of coffee"

Reader's Digest
"... provides a boost of energy without the crash that caffeine gives you."

PureWow "Best Coffee Imposter!"

Over 4 Billion Impressions in 2021!

And our **customers love us!**

We have thousands of five star reviews and enthusiastic testimonials on our website and Amazon.

Approximately **half of our customers still drink coffee** but they drink Teeccino either blended with coffee or in place of it in the afternoon and evening to reduce their caffeine consumption.

Tea drinkers are thrilled to have a caffeine-free herbal beverage that is full-bodied and can be enjoyed with creamer like regular tea.

Health-motivated customers are driven by many different conditions that are aggravated by coffee and caffeine.



64% repurchase rate!
HEALTH-MOTIVATED CUSTOMERS FIND RELIEF
COFFEE DRINKERS DRINK TEECCINO MANY WAYS
TEA DRINKERS FIND SATISFACTION
"This 'coffee' has helped me with all my problems. It has changed my life!"
Sam L.
"I'm a believer - I mix it with my espresso!"
Manohar S.
"...perfect beverage for non-coffee drinkers!"
Luisa P.
"It's truly satisfying in taste and quality without giving me any jitters or heartburn."
Jacqueline B.
"I especially enjoy Teeccino in the afternoon to give some plzazz to my day."
Rachel M.
"I'm a serious tea drinker...this absolutely fits the bill!"
Bev G.
20K+ reviews on Amazon and Teeccino.com

We're raising capital
to turbocharge growth

With funding we will:

Provide promotional support to drive retail distribution

Implement our digital marketing strategy, including investing in ad spend

Drive sales expansion via new product lines and a global Amazon launch

Scale our team with Marketing & E-commerce specialists



Injection of capital to accelerate growth:
Drive
Sales Expansion



New Product Innovation
- ✓ SuperBoost™ supplements
- ✓ Compostable pods

Brand Investment
- ✓ Social & paid advertising investment
- ✓ Digital campaign development
- ✓ Influencer marketing

- ✓ Chain grocery placement expansion
- ✓ Global Amazon launch
- ✓ Food Service & hospitality

Our **accelerated growth** will position us for a strong strategic **exit**

IPO or acquisition for strong return

Merger With Public Food Company



Hain Food Group's merger with Celestial Seasoning to create The Hain Celestial Group

5.7x EV/Revenue

Acquisition by Tea Company

TAZO.

Ekaterra's (Unilever) acquisition of Tazo

6.0x EV/Revenue

Acquisition by Beverage Company


BLUE BOTTLE COFFEE

Nestle's acquisition of Blue Bottle Coffee

18.8x EV/Revenue

Potential Return

'22 VALUATION:
$60M

'27 REVENUES:
$75M

'27 VALUE 6X:
$450M

'27 VALUE 18X:
$1.4B

Future exit & investment return are not guaranteed.

Investment Perks
(more reasons to invest in Teeccino!)

LEVEL 1: ($250+)
- 15% off first purchase
- Free Herbal Tea or Herbal Coffee Sampler*



LEVEL 2: ($1,000+)
- 15% off first purchase
- Free Herbal Tea or Herbal Coffee Sampler*
- 50% off Wellness Sampler Box:



 or

*Does not include shipping



LEVEL 3: ($5,000+)

- 15% off first purchase
- Free Herbal Tea or Herbal Coffee Sampler
- 50% off Wellness Sampler Box
- 50% off "The Works" Basket



LEVEL 4: ($25,000+)

- 15% off first purchase
- Free Herbal Tea or Herbal Coffee Sampler
- 50% off Wellness Sampler Box
- 50% off "The Works" Basket
- Innovation Panel with Caroline:

  Invitation to brainstorm with us and give your feedback on future products and flavors (virtual).

LEVEL 5: ($50,000+)

- 15% off first purchase
- Free Herbal Tea or Herbal Coffee Sampler
- 50% off Wellness Sampler Box
- 50% off "The Works" Basket
- Innovation Panel with Caroline
- Tour of the factory and a cup of Teeccino with the founder



LEVEL 6: ($100,000+)

- 15% off first purchase
- Free Herbal Tea or Herbal Coffee Sampler
- 50% off Wellness Sampler Box
- 50% off "The Works" Basket
- Innovation Panel with Caroline
- Tour of the factory and a cup of Teeccino with the founder
- Dinner in Santa Barbara with Caroline MacDougall (CEO) and Galen MacDougall (Vice President of Sales)

LEVEL 7: ($250,000+)

- 15% off first purchase
- Free Herbal Tea or Herbal Coffee Sampler
- 50% off Wellness Sampler Box
- 50% off "The Works" Basket
- Innovation Panel with Caroline
- Tour of the factory and a cup of Teeccino with the founder
- Dinner in Santa Barbara with Caroline MacDougall (CEO) and Galen MacDougall (Vice President of Sales)
- A custom blend of Teeccino formulated according to your lifestyle and flavor preferences.

Invest in the gateway beverage to optimal living - for **healthier people** and a **healthier planet**


REISHI ELEUTHERO
MACADAMIA NUT
VANILLA NUT
CHAGA ASHWAGANDHA
FRENCH ROAST
DANDELION CARAMEL NUT
DARK CHOCOLATE
HAZELNUT
DANDELION MOCHA MINT
MACA CHOCOLATE
DANDELION DARK ROAST